UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 15, 2023

WestRock Company

(Exact name of registrant as specified in its charter)

Delaware	001-38736	37-1880617
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1000 Abernathy Road, Atlanta, Georgia	30328
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (770) 448-2193

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value, per share	WRK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously disclosed, on September 12, 2023, WestRock Company, a Delaware corporation (the “Company” or “WestRock”), entered into a Transaction Agreement (the “Transaction Agreement”), by and among Smurfit Kappa Group plc, a public limited company incorporated in Ireland (“Smurfit Kappa”), Cepheidway Limited (which was renamed Smurfit WestRock plc), a private limited company incorporated in Ireland (“ListCo”), and the other signatories thereto. The Transaction Agreement provides, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, that pursuant to a scheme of arrangement, a wholly owned subsidiary of ListCo will merge with and into the Company. As a result, the Company will cease to be a publicly traded company and become a wholly owned subsidiary of ListCo (the transactions contemplated by the Transaction Agreement, the “Transaction”).

In connection with the Transaction, certain officers of the Company (including its current named executive officers (“NEOs”)) may become entitled to payments and benefits that may be treated as “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”). To mitigate the potential impact of Sections 280G and 4999 of the Code on the Company and certain officers (including the NEOs), on December 15, 2023, the Compensation Committee of the Company’s board of directors approved, subject to each NEO’s execution of a letter agreement that sets forth the terms described below, (i) acceleration of certain time-vesting restricted stock units (“RSUs”) previously awarded to the Company’s NEOs (the “Accelerated RSUs”) and (ii) acceleration of a portion of the annual bonus for certain of the Company’s NEOs under the WestRock Fiscal 2024 Short-Term Incentive Program (the “STIP”) equal to 75% of the target bonus amount for each applicable NEO (as accelerated, the “Accelerated STIP,” and together with the Accelerated RSUs, the “Accelerated Payments”). The Accelerated Payments apply for each of the NEOs to the extent set forth below.

The Compensation Committee of the Company’s board of directors approved the following Accelerated RSUs (rounded to the nearest share and inclusive of dividend equivalent units) for David Sewell, the Company’s Chief Executive Officer and President, Alexander Pease, the Company’s Executive Vice President and Chief Financial Officer, Patrick Kivits, the Company’s President, Corrugated Packaging, Denise Singleton, the Company’s Executive Vice President, General Counsel and Secretary and Thomas Stigers, the Company’s President, Mill Operations:

1.	For Mr. Sewell: (i) 23,295 RSUs that were scheduled to vest on February 3, 2024; (ii) 14,337 RSUs that were scheduled to vest on February 7, 2024; (iii) 45,110 RSUs that were scheduled to vest on March 15, 2024; and (iv) 66,830 RSUs that were scheduled to vest on March 15, 2024;
2.	For Mr. Pease: (i) 4,846 RSUs that were scheduled to vest on February 3, 2024; and (ii) 3,432 RSUs that were scheduled to vest on February 7, 2024;
3.	For Mr. Kivits: (i) 3,784 RSUs that were scheduled to vest on February 3, 2024; (ii) 6,051 RSUs that were scheduled to vest on February 5, 2024; (iii) 2,339 RSUs that were scheduled to vest on February 7, 2024; and (iv) 4,306 RSUs that were scheduled to vest on March 1, 2024;
4.	For Mr. Stigers: (i) 3,698 RSUs that were scheduled to vest on February 3, 2024; (ii) 6,975 RSUs that were scheduled to vest on February 5, 2024; (iii) 2,449 RSUs that were scheduled to vest on February 7, 2024; and (iv) 2,691 RSUs that were scheduled to vest on March 1, 2024; and
5.	For Ms. Singleton: (i) 3,038 RSUs that were scheduled to vest on February 3, 2024; (ii) 2,312 RSUs that were scheduled to vest on February 29, 2024; and (iii) 28,196 RSUs that were scheduled to vest on February 29, 2024.

In addition, the Compensation Committee of the Company’s board of directors approved Accelerated STIP payments for Messrs. Sewell, Pease and Kivits.

In all cases, if the applicable NEO is terminated by the Company for Cause or resigns without Good Reason prior to the date the Accelerated RSUs otherwise would have vested, the applicable NEO will be obligated to promptly repay to the Company an amount equal to the number of shares actually received by the NEO (or if net settled, the gross number of shares the NEO would have received absent net settlement) in respect of the Accelerated RSUs multiplied by the closing price of a share of the common stock, par value $0.01 per share, of the Company on the date of settlement of the Accelerated RSUs.

If the applicable NEO is terminated for Cause or resigns without Good Reason, in each case, prior to the last business day of the STIP plan year, the applicable NEO will be obligated to promptly repay to the Company an amount equal to the gross amount paid to such NEO in respect of the Accelerated STIP.

If the applicable NEO is terminated without Cause or resigns for Good Reason, in each case, prior to the last business day of the STIP plan year, any severance benefits due to the NEO under any Company severance arrangement will be reduced by the gross amount paid to the NEO in respect of the Accelerated STIP.

In the event the applicable NEO remains employed through the last business day of the STIP plan year, (i) if the NEO’s payout under the STIP based on actual performance is higher than the amount paid in respect of the Accelerated STIP, such NEO will receive a STIP payout equal to such excess, or (ii) if the NEO’s after-tax payout under the STIP based on actual performance is lower than the after-tax amount paid in respect of the Accelerated STIP, such NEO will be obligated to promptly repay to the Company such shortfall.

For purposes of the Accelerated Payments, Cause and Good Reason are as defined in the award agreement evidencing the grant of such RSUs or the STIP, as applicable, or, following the consummation of the Transaction, then as defined in the NEO’s Change in Control Severance Agreement.

Important Information about the Transaction and Where to Find It

In connection with the Transaction of Smurfit Kappa and WestRock, Smurfit WestRock will file with the SEC a registration statement, which will include a proxy statement of WestRock that will also constitute a prospectus of Smurfit WestRock (the “proxy statement/prospectus”). Each of Smurfit Kappa, WestRock and Smurfit WestRock will also file other relevant documents in connection with the Transaction. The definitive proxy statement/prospectus will be sent to the stockholders of WestRock. Smurfit Kappa will also publish a shareholder circular approved by the UK Financial Conduct Authority’s (the “FCA”), which will be sent to Smurfit Kappa’s shareholders or otherwise made available in accordance with Smurfit Kappa’s articles of association and the UK Listing Rules. Smurfit WestRock will publish a prospectus approved by the FCA, which will be made available in accordance with Rule 3.2 of the UK Prospectus Regulation Rules (the “UK listing prospectus”). This Current Report on Form 8-K is not a substitute for any registration statement, proxy statement/prospectus, UK listing prospectus or other document Smurfit Kappa, WestRock and/or Smurfit WestRock may file with the SEC or applicable securities regulators in the United Kingdom and Ireland in connection with the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF SMURFIT KAPPA AND WESTROCK ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDER CIRCULAR AND THE UK LISTING PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM AND IRELAND, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE COMBINATION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SMURFIT KAPPA, WESTROCK, SMURFIT WESTROCK, THE COMBINATION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Smurfit Kappa, WestRock and Smurfit WestRock with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by WestRock online at ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia or by calling (770) 448-2193, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder circular, UK listing prospectus and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom and Ireland by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, Ireland or by calling +353 1 202 7000. The information included on, or accessible through, Smurfit Kappa’s or WestRock’s website is not incorporated by reference into this Current Report on Form 8-K.

This Current Report on Form 8-K is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This Current Report on Form 8-K is not a solicitation of proxies in connection with the Transaction. However, under SEC rules, Smurfit Kappa, WestRock, Smurfit WestRock, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about WestRock’s directors and executive officers may be found in its 2022 Annual Report on Form 10-K filed with the SEC on November 18, 2022, available at ir.westrock.com/ir-home/ and www.sec.gov. Information about Smurfit Kappa’s directors and executive officers may be found in its 2022 Annual Report filed with applicable securities regulators in the United Kingdom on March 28, 2023, available on its website at www.smurfitkappa.com/investors. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Information Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally include statements regarding the Transaction between Westrock and Smurfit Kappa, including any statements regarding the Transaction and the listing of Smurfit Westrock, the rationale and expected benefits of the Transaction (including, but not limited to, cost synergies), and any other statements regarding Westrock’s and Smurfit Kappa’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions, but not all forward-looking statements include such identifying words.

Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the Transaction may not be satisfied; the occurrence of any event that can give rise to termination of the Transaction; a regulatory approval that may be required for the Transaction is delayed, is not obtained in a timely manner or at all or is obtained subject to conditions that are not anticipated; Smurfit Kappa is unable to achieve the synergies and value creation contemplated by the Transaction; Smurfit WestRock’s availability of sufficient cash to distribute to its shareholders in line with current expectations; Smurfit Kappa is unable to promptly and effectively integrate WestRock’s businesses; management’s time and attention is diverted on issues related to the Transaction; disruption from the Transaction makes it more difficult to maintain business, contractual and operational relationships; credit ratings decline following the Transaction; legal proceedings are instituted against Smurfit Kappa or WestRock; Smurfit Kappa or WestRock are unable to retain or hire key personnel; the announcement or the consummation of the Transaction has a negative effect on the market price of the capital stock of Smurfit Kappa or WestRock or on Smurfit Kappa or WestRock’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in Ireland, the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent Irish, U.S. or UK administrations; the ability of Smurfit Kappa or WestRock to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; actions by third parties, including government agencies; the risk that disruptions from the Transaction will harm Smurfit Kappa’s or WestRock’s business, including current plans and operations; certain restrictions during the pendency of the Transaction that may impact Smurfit Kappa’s or WestRock’s ability to pursue certain business opportunities or strategic transactions; Smurfit Kappa’s or WestRock’s ability to meet expectations regarding the accounting and tax treatments of the Transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Smurfit Kappa’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.smurfitkappa.com/investors; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in WestRock’s reports filed with the SEC. These risks, as well as other risks associated with the Transaction, will be more fully discussed in the proxy statement/prospectus, the shareholder circular, the UK listing prospectus and the other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom. The list of factors presented here should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this Current Report on Form 8-K. Except as required by law, none of Smurfit Kappa, WestRock or Smurfit WestRock assume any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTROCK COMPANY

By:	/s/Alexander W. Pease
Name:	Alexander W. Pease
Title:	Executive Vice President and Chief Financial Officer

Date: December 15, 2023